UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

Mattersight Corportion

(Name of Issuer)

Common Stock

(Title of Class of Securities)

577097108

(CUSIP Number)

Robert Yin

Sutter Hill Ventures, 755 Page Mill Rd., Suite #A-200, Palo Alto, CA  94304  650-493-5600

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

September 4, 2012

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 577097108

1.	Names of Reporting Persons Sutter Hill Ventures, A California Limited Partnership 77-0287059

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization California, United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 2,953,557*

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 2,953,557*

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,953,557

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 16.8%

14.	Type of Reporting Person (See Instructions) PN

* See Note 2 on Appendix I.

CUSIP No. 577097108

1.	Names of Reporting Persons Sutter Hill Entrepreneurs Fund (AI), L.P. 94-3338942

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization California, United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 14,707*

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 14,707*

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 14,707

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0.1%

14.	Type of Reporting Person (See Instructions) PN

* See Note 3 on Appendix I.

CUSIP No. 577097108

1.	Names of Reporting Persons Sutter Hill Entrepreneurs Fund (QP), L.P. 94-3338941

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization California, United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 37,265*

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 37,265*

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 37,265

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0.2%

14.	Type of Reporting Person (See Instructions) PN

* See Note 4 on Appendix I.

CUSIP No. 577097108

1.	Names of Reporting Persons David L. Anderson

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization California, United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 231,582*

	8.	Shared Voting Power 3,005,529**

	9.	Sole Dispositive Power 231,582*

	10.	Shared Dispositive Power 3,005,529**

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,237,111

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 18.2%

14.	Type of Reporting Person (See Instructions) IN

* See Note 5 on Appendix I.

** Includes shares owned by Sutter Hill Ventures, A California Limited Partnership, Sutter Hill Entrepreneurs Fund (AI), L.P. and Sutter Hill Entrepreneurs Fund (QP), L.P.  See Appendix I.

CUSIP No. 577097108

1.	Names of Reporting Persons G. Leonard Baker, Jr.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization California, United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 262,163*

	8.	Shared Voting Power 3,005,529**

	9.	Sole Dispositive Power 262,163*

	10.	Shared Dispositive Power 3,005,529**

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,267,692

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 18.4%

14.	Type of Reporting Person (See Instructions) IN

* See Note 6 on Appendix I.

** Includes shares owned by Sutter Hill Ventures, A California Limited Partnership, Sutter Hill Entrepreneurs Fund (AI), L.P. and Sutter Hill Entrepreneurs Fund (QP), L.P.  See Appendix I.

CUSIP No. 577097108

1.	Names of Reporting Persons William H. Younger, Jr.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization California, United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 295,535*

	8.	Shared Voting Power 3,005,529**

	9.	Sole Dispositive Power 295,535*

	10.	Shared Dispositive Power 3,005,529**

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,301,064

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 18.6%

14.	Type of Reporting Person (See Instructions) IN

* See Note 7 on Appendix I.

** Includes shares owned by Sutter Hill Ventures, A California Limited Partnership, Sutter Hill Entrepreneurs Fund (AI), L.P. and Sutter Hill Entrepreneurs Fund (QP), L.P.  See Appendix I.

CUSIP No. 577097108

1.	Names of Reporting Persons Tench Coxe

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization California, United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 731,764*

	8.	Shared Voting Power 3,005,529**

	9.	Sole Dispositive Power 731,764*

	10.	Shared Dispositive Power 3,005,529**

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,737,293

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 20.8%

14.	Type of Reporting Person (See Instructions) IN

* See Note 8 on Appendix I.

** Includes shares owned by Sutter Hill Ventures, A California Limited Partnership, Sutter Hill Entrepreneurs Fund (AI), L.P. and Sutter Hill Entrepreneurs Fund (QP), L.P.  See Appendix I.

CUSIP No. 577097108

1.	Names of Reporting Persons James C. Gaither

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization California, United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 59,433*

	8.	Shared Voting Power 3,005,529**

	9.	Sole Dispositive Power 59,433*

	10.	Shared Dispositive Power 3,005,529**

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,064,962

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 17.3%

14.	Type of Reporting Person (See Instructions) IN

* See Note 9 on Appendix I.

** Includes shares owned by Sutter Hill Ventures, A California Limited Partnership, Sutter Hill Entrepreneurs Fund (AI), L.P. and Sutter Hill Entrepreneurs Fund (QP), L.P.  See Appendix I.

CUSIP No. 577097108

1.	Names of Reporting Persons James N. White

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization California, United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 180,795*

	8.	Shared Voting Power 3,005,529**

	9.	Sole Dispositive Power 180,795*

	10.	Shared Dispositive Power 3,005,529**

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,186,324

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 18.0%

14.	Type of Reporting Person (See Instructions) IN

* See Note 10 on Appendix I.

** Includes shares owned by Sutter Hill Ventures, A California Limited Partnership, Sutter Hill Entrepreneurs Fund (AI), L.P. and Sutter Hill Entrepreneurs Fund (QP), L.P.  See Appendix I.

CUSIP No. 577097108

1.	Names of Reporting Persons Jeffrey W. Bird

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization California, United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 136,542*

	8.	Shared Voting Power 3,005,529**

	9.	Sole Dispositive Power 136,542*

	10.	Shared Dispositive Power 3,005,529**

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,142,071

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 17.8%

14.	Type of Reporting Person (See Instructions) IN

* See Note 11 on Appendix I.

** Includes shares owned by Sutter Hill Ventures, A California Limited Partnership, Sutter Hill Entrepreneurs Fund (AI), L.P. and Sutter Hill Entrepreneurs Fund (QP), L.P.  See Appendix I.

CUSIP No. 577097108

1.	Names of Reporting Persons David E. Sweet

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization California, United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 50,217*

	8.	Shared Voting Power 3,005,529**

	9.	Sole Dispositive Power 50,217*

	10.	Shared Dispositive Power 3,005,529**

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,055,746

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 17.3%

14.	Type of Reporting Person (See Instructions) IN

* See Note 12 on Appendix I.

** Includes shares owned by Sutter Hill Ventures, A California Limited Partnership, Sutter Hill Entrepreneurs Fund (AI), L.P. and Sutter Hill Entrepreneurs Fund (QP), L.P.  See Appendix I.

CUSIP No. 577097108

1.	Names of Reporting Persons Andrew T. Sheehan

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization California, United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 19,119*

	8.	Shared Voting Power 3,005,529**

	9.	Sole Dispositive Power 19,119*

	10.	Shared Dispositive Power 3,005,529**

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,024,648

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 17.1%

14.	Type of Reporting Person (See Instructions) IN

* See Note 13 on Appendix I.

** Includes shares owned by Sutter Hill Ventures, A California Limited Partnership, Sutter Hill Entrepreneurs Fund (AI), L.P. and Sutter Hill Entrepreneurs Fund (QP), L.P.  See Appendix I.

CUSIP No. 577097108

1.	Names of Reporting Persons Michael L. Speiser

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization California, United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 9,859*

	8.	Shared Voting Power 3,005,529**

	9.	Sole Dispositive Power 9,859*

	10.	Shared Dispositive Power 3,005,529**

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,015,388

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 17.1%

14.	Type of Reporting Person (See Instructions) IN

* See Note 14 on Appendix I.

** Includes shares owned by Sutter Hill Ventures, A California Limited Partnership, Sutter Hill Entrepreneurs Fund (AI), L.P. and Sutter Hill Entrepreneurs Fund (QP), L.P.  See Appendix I.

Introductory Note:

This Amendment No. 2 to Schedule 13D (“Amendment No. 2”) is being filed as an amendment to the initial statement on Schedule 13D relating to the Common Stock, $0.01 par value per share, of Mattersight Corporation (formerly known as eLoyalty Corporation), a Delaware corporation (the “Issuer”), as filed with the Securities and Exchange Commission (the “SEC”) on September 12, 2008 and amended on December 1, 2011 (as amended, the “Original Schedule 13D”).

All capitalized terms not otherwise defined herein shall have the meaning ascribed to the terms in the Original Schedule 13D.  The Original Schedule 13D is hereby amended and supplemented as follows and, except as expressly amended below, the Original Schedule 13D remains in full force and effect.

Item 3.        Source and Amount of Funds or Other Consideration.

Between August 17, 2012 and September 4, 2012, the Reporting Persons purchased an aggregate of 302,545 shares of Common Stock in open market purchases. The aggregate purchase price of these shares was approximately $1.6 million. In the case of Sutter Hill Ventures, A California Limited Partnership, the source of funds used to purchase such shares was the capital contributions to such partnerships by their respective general and limited partners. In the case of the other Reporting Persons, the source of funds used to purchase such shares was their respective personal assets.

Item 5.        Interest in Securities of the Issuer

(a) — (b)  The responses to Items 7 — 13 of the cover pages of the Schedule are incorporated herein by reference. Also see the notes to Appendix 1.

(c) During the past sixty days, the Reporting Persons purchased shares of Common Stock in open market transactions.  Those transactions are shown below:

(i) Purchases by Sutter Hill Ventures, A California Limited Partnership:

Date Acquired	Number of Shares	Aggregate Cost	Weighted-Average Cost per Share
August 17, 2012	3,500	$16,837.45	$4.8107
August 22, 2012	19,682	$98,410.00	$5.0000
August 30, 2012	18,640	$98,947.69	$5.3084
September 4, 2012	185,962	$1,004,845.67	$5.4035

(ii) Purchases by David L. Anderson:

Date Acquired	Number of Shares	Aggregate Cost	Weighted-Average Cost per Share
August 22, 2012	140	$700.00	$5.0000
August 30, 2012	133	$706.02	$5.3084
September 4, 2012	1,324	$7,154.24	$5.4035

(iii) Purchases by G. Leonard Baker, Jr.:

Date Acquired	Number of Shares	Aggregate Cost	Weighted-Average Cost per Share
August 22, 2012	700	$3,500.00	$5.0000
August 30, 2012	663	$3,519.44	$5.3084
September 4, 2012	6,618	$35,760.37	$5.4035

(iv) Purchases by William H. Younger, Jr.:

Date Acquired	Number of Shares	Aggregate Cost	Weighted-Average Cost per Share
August 22, 2012	700	$3,500.00	$5.0000
August 30, 2012	663	$3,519.44	$5.3084
September 4, 2012	6,618	$35,760.37	$5.4035

(v) Purchases by Tench Coxe:

Date Acquired	Number of Shares	Aggregate Cost	Weighted-Average Cost per Share
August 22, 2012	2,592	$12,960.00	$5.0000
August 30, 2012	2,455	$13,032.01	$5.3084
September 4, 2012	24,492	$132,342.53	$5.4035

(vi) Purchases by James C. Gaither:

Date Acquired	Number of Shares	Aggregate Cost	Weighted-Average Cost per Share
August 22, 2012	132	$660.00	$5.0000
August 30, 2012	124	$658.24	$5.3084
September 4, 2012	1,240	$6,700.34	$5.4035

(vii) Purchases by James N. White:

Date Acquired	Number of Shares	Aggregate Cost	Weighted-Average Cost per Share
August 22, 2012	984	$4,920.00	$5.0000
August 30, 2012	932	$4,947.39	$5.3084
September 4, 2012	9,298	$50,241.75	$5.4035

(viii) Purchases by Jeffrey W. Bird:

Date Acquired	Number of Shares	Aggregate Cost	Weighted-Average Cost per Share
August 22, 2012	920	$4,600.00	$5.0000
August 30, 2012	870	$4,618.27	$5.3084
September 4, 2012	8,678	$46,891.58	$5.4035

(ix) Purchases by David E. Sweet:

Date Acquired	Number of Shares	Aggregate Cost	Weighted-Average Cost per Share
August 22, 2012	131	$655.00	$5.0000
August 30, 2012	124	$658.24	$5.3084
September 4, 2012	1,240	$6,700.34	$5.4035

(x) Purchases by Michael L. Speiser:

Date Acquired	Number of Shares	Aggregate Cost	Weighted-Average Cost per Share
August 22, 2012	262	$1,310.00	$5.0000
August 30, 2012	249	$1,321.78	$5.3084
September 4, 2012	2,479	13,395.28	$5.4035

Additionally, on August 14, 2012, William H. Younger, Jr. contributed 91,375 shares of Common Stock to a family limited partnership of which he is the trustee of a trust that serves as the general partner.  As such, Mr. Younger retains voting and dispositive power over such shares.

Except as set forth above, none of the Reporting Persons have effected any transactions involving the Common Stock in the past sixty days.

(d)  None of the Reporting Persons know of any other person having the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares beneficially owned by such Reporting Person.

(e)  Not applicable

Item 7.        Material to be Filed as Exhibits

A. Powers of Attorney dated July 25, 2012 (incorporated by reference to Exhibit A to Schedule 13D filed by the Reporting Persons with respect to Horizon Pharma, Inc. on August 2, 2012 (File No. 005-86365)).

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

September 6, 2012	SUTTER HILL VENTURES, A CALIFORNIA LIMITED PARTNERSHIP
Date

	By:	/s/ Robert Yin
Robert Yin, Attorney-in-Fact for Tench Coxe, Managing Director of the General Partner

SUTTER HILL ENTREPRENEURS FUND (AI), L.P.

	By:	/s/ Robert Yin
Robert Yin, Attorney-in-Fact for Tench Coxe, Managing Director of the General Partner

SUTTER HILL ENTREPRENEURS FUND (QP), L.P.

	By:	/s/ Robert Yin
Robert Yin, Attorney-in-Fact for Tench Coxe, Managing Director of the General Partner

	By:	/s/ Robert Yin
Robert Yin, Attorney-in-Fact for David L. Anderson

	By:	/s/ Robert Yin
Robert Yin, Attorney-in-Fact for G. Leonard Baker, Jr.

	By:	/s/ Robert Yin
Robert Yin, Attorney-in-Fact for William H. Younger, Jr.

	By:	/s/ Robert Yin
Robert Yin, Attorney-in-Fact for Tench Coxe

	By:	/s/ Robert Yin
Robert Yin, Attorney-in-Fact for James C. Gaither

	By:	/s/ Robert Yin
Robert Yin, Attorney-in-Fact for James N. White

	By:	/s/ Robert Yin
Robert Yin, Attorney-in-Fact for Jeffrey W. Bird

	By:	/s/ Robert Yin
Robert Yin, Attorney-in-Fact for David E. Sweet

	By:	/s/ Robert Yin
Robert Yin, Attorney-in-Fact for Andrew T. Sheehan

	By:	/s/ Robert Yin
Robert Yin, Attorney-in-Fact for Michael L. Speiser

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

APPENDIX I TO SCHEDULE 13D - MATTERSIGHT CORPORATION

	Aggregate Number of
	Shares Beneficially Owned				% of
Name of Reporting Person	Individual		Aggregate		Total Shares

Sutter Hill Ventures, A California Limited Partnership	2,953,557	Note 2			16.8%

Sutter Hill Entrepreneurs Fund (AI), L.P.	14,707	Note 3			0.1%

Sutter Hill Entrepreneurs Fund (QP), L.P.	37,265	Note 4			0.2%

Total of Sutter Hill Funds	3,005,529

David L. Anderson	231,582	Note 5			1.4%
			3,237,111	Note 1	18.2%

G. Leonard Baker, Jr.	262,163	Note 6			1.5%
			3,267,692	Note 1	18.4%

William H. Younger, Jr.	295,535	Note 7			1.7%
			3,301,064	Note 1	18.6%

Tench Coxe	731,764,	Note 8			4.3%
			3,737,293	Note 1	20.8%

James C. Gaither	59,433	Note 9			0.4%
			3,064,962	Note 1	17.3%

James N. White	180,795	Note 10			1.1%
			3,186,324	Note 1	18.0%

Jeffrey W. Bird	136,542	Note 11			0.8%
			3,142,071	Note 1	17.8%

David E. Sweet	50,217	Note 12			0.3%
			3,055,746	Note 1	17.3%

Andrew T. Sheehan	19,119	Note 13			0.1%
			3,024,648	Note 1	17.1%

Michael L. Speiser	9,859	Note 14			0.1%
			3,015,388	Note 1	17.1%

Note 1:  Includes individual shares plus all shares held by the following partnerships in which the reporting person is a Managing Director of the General Partner: Sutter Hill Ventures, A California Limited Partnership, Sutter Hill Entrepreneurs Fund (AI), L.P. and Sutter Hill Entrepreneurs Fund (QP), L.P. The reporting person disclaims beneficial ownership of these partnerships’ shares except as to the reporting person’s pecuniary interest therein.

Note 2: Includes 735,514 shares of Series B Preferred Stock that are currently convertible on a one-for-one basis into shares of Common Stock.

Note 3:  Includes 8,854 shares of Series B Preferred Stock that are currently convertible on a one-for-one basis into shares of Common Stock.

Note 4:  Includes 22,418 shares of Series B Preferred Stock that are currently convertible on a one-for-one basis into shares of Common Stock.

Note 5:  Includes 28,155 shares (of which 5,150 shares are Series B Preferred Stock that are currently convertible on a one-for-one basis into shares of Common Stock) held in The Anderson Living Trust of which the reporting person is the trustee, 114,762 shares (of which 42,309 shares are Series B Preferred Stock that are currently convertible on a one-for-one basis into shares of Common Stock) held by Acrux Partners, LP, of which the reporting person is the trustee of a trust which is the General Partner, 69,409 shares (of which 28,020 shares are Series B Preferred Stock that are currently convertible on a one-for-one basis into shares of Common Stock) held by Anvest, L.P. of which the reporting person is the trustee of a trust which is the General Partner, 1,597 shares held by Starfish Holdings, LP of which the reporting person is the trustee of a trust which is the General Partner and 17,659 shares (of which 4,559 shares are Series B Preferred Stock that are currently convertible on a one-for-one basis into shares of Common Stock) held by a retirement trust for the benefit of the reporting person. The reporting person disclaims beneficial ownership of the living trust’s and the partnerships’ shares except as to the reporting person’s pecuniary interest therein.

Note 6:  Includes 109,241 shares (of which 24,109 shares are Series B Preferred Stock that are currently convertible on a one-for-one basis into shares of Common Stock) held in The Baker Revocable Trust of which the reporting person is a trustee, 144,941 shares (of which 59,103 shares are Series B Preferred Stock that are currently convertible on a one-for-one basis into shares of Common Stock) held by Saunders Holdings, L.P. of which the reporting person is a trustee of a trust which is the General Partner and 7,981 shares held in a Roth IRA account for the benefit of the reporting person. The reporting person disclaims beneficial ownership of the revocable trust’s and the partnership’s shares except as to the reporting person’s pecuniary interest therein.

Note 7:  Includes 165,571 shares (of which 88,267 shares are Series B Preferred Stock that are currently convertible on a one-for-one basis into shares of Common Stock) held in The William H. Younger, Jr. Revocable Trust of which the reporting person is the trustee, 19,759 shares held by a retirement trust for the benefit of the reporting person and 110,205 shares held by Yovest, L.P. of which the reporting person is the trustee of a trust which is the General Partner. The reporting person disclaims beneficial ownership of the revocable trust’s and the partnership’s shares except as to the reporting person’s pecuniary interest therein.

Note 8:  Includes 341,576 shares (of which 165,983 shares are Series B Preferred Stock that are currently convertible on a one-for-one basis into shares of Common Stock) held in The Coxe Revocable Trust of which the reporting person is a trustee, 237,033 shares held by Rooster Partners, LP of which the reporting person is a trustee of a trust which is the General Partner, 120,144 shares of director’s options which will be vested and exercisable within 60 days of September 4, 2012, 1,200 shares of director’s options were exercised and held in the reporting person’s individual name and 4,894 shares which were granted in lieu of Board of Directors fee payments. The reporting person disclaims beneficial ownership of the revocable trust’s, the partnership’s and the director’s options and compensation shares except as to the reporting person’s pecuniary interest therein. The reporting person shares pecuniary interest in the director’s options and compensation shares with other individuals pursuant to a contractual relationship.

Note 9: Includes 11,763 shares (of which 10,092 shares are Series B Preferred Stock that are currently convertible on a one-for-one basis into shares of Common Stock) owned by the reporting person individually, 45,137 shares (of which 7,663 shares are Series B Preferred Stock that are currently convertible on a one-for-one basis into shares of Common Stock) held in The Gaither Revocable Trust of which the reporting person is the trustee, and 2,533 shares held by Tallack Partners, L.P. of which the reporting person is the trustee of a trust which is the General Partner. The reporting person disclaims beneficial ownership of the revocable trust’s and partnership’s shares except as to the reporting person’s pecuniary interest therein.

Note 10: Includes 164,607 shares (of which 48,979 shares are Series B Preferred Stock that are currently convertible on a one-for-one basis into shares of Common Stock) held in The White Revocable Trust of which the reporting person is a trustee and 16,188 shares held by a retirement trust for the benefit of the reporting person. The reporting person disclaims beneficial ownership of the revocable trust’s shares except as to the reporting person’s pecuniary interest therein.

Note 11: Includes 44,174 shares (of which 31,847 shares are Series B Preferred Stock that are currently convertible on a one-for-one basis into shares of Common Stock) held in the Jeffrey W. and Christina R. Bird Trust of which the reporting person is a trustee and 92,368 shares held by NestEgg Holdings, LP of which the reporting person is a trustee of a trust which is the General Partner. The reporting person disclaims beneficial ownership of the trust’s and the partnership’s shares except as to the reporting person’s pecuniary interest therein.

Note 12: Includes 41,059 shares (of which 16,660 shares are Series B Preferred Stock that are currently convertible on a one-for-one basis into shares of Common Stock) held in The David and Robin Sweet Living Trust of which the reporting person is a trustee and 9,158 shares held by a retirement trust for the benefit of the reporting person. The reporting person disclaims beneficial ownership of the living trust’s shares except as to the reporting person’s pecuniary interest therein.

Note 13: Includes 19,119 shares (of which 2,717 shares are Series B Preferred Stock that are currently convertible on a one-for-one basis into shares of Common Stock)  held in the Sheehan 2003 Trust of which the reporting person is a trustee. The reporting person disclaims beneficial ownership of the trust’s shares except as to the reporting person’s pecuniary interest therein.

Note 14:  Includes 9,859 shares (of which 1,854 shares are Series B Preferred Stock that are currently convertible on a one-for-one basis into shares of Common Stock)  held in the Speiser Trust Agreement of which the reporting person is a trustee. The reporting person disclaims beneficial ownership of the trust agreement’s shares except as to the reporting person’s pecuniary interest therein.